Michael J. Wood	Raytheon Company
Vice President,	870 Winter Street
Chief Accounting Officer	Waltham, Massachusetts
781.522.5833	02451-1449 USA
781.522.6411 fax

November 4, 2009

Via EDGAR Filing and U.S. Mail

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3561

Washington, DC 20549

RE:	Raytheon Company

File No. 001-13699

Form 8-K: Furnished on October 22, 2009

Dear Mr. Shenk:

This letter responds to the comment of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on Raytheon Company’s (“Raytheon” or the “Company”) Form 8-K furnished on October 22, 2009 (the “8-K”), as communicated to us in your letter of October 30, 2009. We appreciate the Commission’s assistance in ensuring our compliance with applicable disclosure requirements and enhancing the overall disclosure in our filings. We have set forth below the text of the comment contained in your letter, followed by our response.

1.	We note that you have disclosed the non-GAAP measure of “FAS/CAS Adjusted EPS” in your Form 8-K. However, you have not provided substantive reasons specific to you as to why this non-GAAP measure is useful to investors. You should explain in sufficient detail and clarity the substantive reasons specific to you why this measure is useful to investors. Please also explain why it is useful for investors to disregard the eliminated item. Additionally, we note that you present “EPS from Continuing Operations” which is adjusted for the CAS adjustment, this appears to also be a non-GAAP measure. However, you have not identified and labeled this measure as a non-GAAP measure, nor have you provided substantive reasons specific to you as to why this non-GAAP measure is useful to investors or provided a reconciliation to the most comparable GAAP measure, as such, please revise accordingly. Please provide us with a copy of your intended revised disclosure. Alternatively, please discontinue presenting “FAS/CAS Adjusted EPS” and “EPS from Continuing Operations”.

Response:

As explained in a footnote to Attachment F of the press release filed as an exhibit to the 8-K, Raytheon management “uses FAS/CAS Adjusted EPS for the purposes of evaluating and forecasting the Company’s financial performance.” Raytheon has provided FAS/CAS Adjusted EPS because management believes that investors benefit from understanding the measures that management itself uses to evaluate and forecast Raytheon’s financial performance.

The FAS/CAS Adjusted EPS is EPS from continuing operations under U.S. GAAP excluding the per share impact of the FAS/CAS pension adjustment. The FAS/CAS pension adjustment represents the difference between pension expense under financial accounting standards (“FAS”) under U.S. GAAP and U.S. Government cost accounting standards (“CAS”). Raytheon presents the FAS/CAS pension adjustment as a separate line item in its business segment results. The

Raytheon Company

File No. 001-13699

November 4, 2009

difference between FAS expense and CAS expense is primarily driven by the different amortization methods for gains and losses used under FAS and CAS (as described in more detail in our MD&A on pages 38-40 of our 2008 Form 10-K and page 35 of our 3rd Quarter 2009 Form 10-Q). Because these differences in amortization of historical gains and losses do not represent current operating performance, Raytheon management uses this adjusted measure for evaluating and forecasting Raytheon operational performance and believes that it provides investors with information that enables them to better compare ongoing operating performance for different periods. In the future, Raytheon will also include this more detailed explanation when it provides FAS/CAS Adjusted EPS in future press releases.

We acknowledge that 2008 EPS from Continuing Operations, which appeared in that press release in the table entitled “2009 Financial Outlook Comparison,” is a non-GAAP measure and that it was not identified as a non-GAAP measure; however, we did provide the specific amount excluded from the most comparable U.S. GAAP measure to arrive at the non-GAAP measure in a footnote to the table. We will not use this non-GAAP measure in future press releases.

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We believe that our responses adequately address the matters referenced in your October 30, 2009 comment letter. If you would like to discuss our responses or any further questions you may have, please do not hesitate to contact David Wajsgras at 781-522-5810 or me at 781-522-5833.

Respectfully,

/s/ Michael J. Wood

Michael J. Wood

Vice President and Chief Accounting Officer

cc:	William H. Swanson

David C. Wajsgras

Jay B. Stephens